SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              Quanta Services, Inc.
                                (Name of Issuer)


                        Common Stock, $0.00001 par value
                         (Title of Class of Securities)

                                    74762E102
                                 (CUSIP Number)

                 Dale J. Wolf, Secretary, UtiliCorp United Inc.
        20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
  Dennis P. Wilbert, Esq., Blackwell Sanders Peper Martin LLP, 2300 Main Street
                   Kansas City, Missouri 64108 (816) 983-8124.


                                November 8, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box.   [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------- ------------------------------------------------------------------------------------------------
         1            NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      UtiliCorp United Inc.    #440541877
--------------------- ------------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                        (a)
                        (b)  X
--------------------- ------------------------------------------------------------------------------------------------
         3            SEC USE ONLY
--------------------- ------------------------------------------------------------------------------------------------
         4            SOURCE OF FUNDS (See Instructions)

                      WC*
--------------------- ------------------------------------------------------------------------------------------------
         5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------- ------------------------------------------------------------------------------------------------
         6            CITIZENSHIP OR PLACE OR ORGANIZATION

                      Delaware
--------------------- ------------ -----------------------------------------------------------------------------------
  NUMBER OF SHARES         7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 11,038,655**
    PERSON WITH
                      ------------ -----------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None***
                      ------------ -----------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   11,038,655
                      ------------ -----------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   None
--------------------- ------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      11,038,655
--------------------- ------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                    X
--------------------- ------------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      34.8%****
--------------------- ------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON (See Instructions)
                      CO
--------------------- ------------------------------------------------------------------------------------------------

* The Schedule 13D originally filed on October 4, 1999 and Amendments 1, 2, 3, and 4 thereto incorrectly reported the source of funds as being provided by a Credit Agreement among UtiliCorp and numerous banks (with CitiBank, N.A. as agent). The funding for the purchases reported in the Schedule 13D and the Amendments thereto is hereby changed to reflect the correct source of funds.

** Amendments 3 and 4 to this Schedule 13D overstated by 4,300 shares the aggregate amount of shares beneficially owned by UtiliCorp. The amount in this Amendment 5 has been adjusted to reflect the correct number.

*** This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, UtiliCorp has the ability to vote or direct the vote of the shares subject to the Stockholder's Agreements only in two limited, tax-related circumstances. UtiliCorp expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Agreements.

**** Based on information provided by Issuer as of September 21, 1999. This percentage is obtained by using 31,679,990 shares, the total number of Issuer's issued and outstanding Common Stock, as the denominator. However, the percentage of Common Stock owned by UtiliCorp on a fully diluted basis is 24.1%. This fully diluted percentage is obtained by using 45,758,615 shares as the denominator, which includes (a) 31,679,990 shares of Issuer's issued and outstanding Common Stock; (b) Issuer's Convertible Preferred Stock held by UtiliCorp that can be converted into approximately 6,200,000 shares of Common Stock, (c) the Convertible Subordinated Notes held by Enron Capital & Trade Resources Corp. that can be converted into 3,589,091 shares of Common Stock, and (d) 4,289,534 shares of Common Stock issuable under Issuer's 1997 Stock Option Plan.

                               AMENDMENT NO. 5 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

         All information herein with respect to UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), and the common stock, par value $0.00001 per share, of Quanta Services, Inc., a Delaware corporation ("Issuer") (the "Common Stock"), is correct to the best knowledge and belief of UtiliCorp. The Schedule 13D originally filed on October 4, 1999 on behalf of UtiliCorp and four amendments thereto filed on October 8, 1999, October 14, 1999, October 20, 1999 and October 26, 1999, respectively, on behalf of UtiliCorp are incorporated by reference and amended as follows.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION, ITEM 4. PURPOSE OF TRANSACTION, AND ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to stock purchase agreements dated as of September 24, 1999, UtiliCorp completed the purchase of 278,955 shares of Common Stock with 11 of the Issuer's record stockholders for an aggregate purchase price of $7,252,830 between October 26, 1999 and November 8, 1999. On October 25, 1999, UtiliCorp purchased 91,000 shares of Common Stock in a series of broker-assisted purchases on the open market for an aggregate purchase price of $2,281,361. The funding for these purchases was provided by UtiliCorp internally generated funds.

         The aggregate number of Common Stock described in the preceding paragraph is 369,955 shares, which represent 1.2% of Issuer's issued and outstanding Common Stock (based on the number of shares of Common Stock of the Issuer outstanding as of September 21, 1999), or 0.8% on a fully diluted basis. In aggregate, UtiliCorp beneficially owns 11,038,655 shares of Issuer's outstanding Common Stock, which represent 34.8% of Issuer's issued and outstanding Common Stock, or 24.1% on a fully diluted basis.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 8, 1999                       UtiliCorp United Inc.

                                                By:  /s/ Dale J. Wolf
                                                Name:    Dale J. Wolf
                                                Title:   Secretary